Exhibit 4

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 www.denisonmines.com

PRESS RELEASE

DENISON ADDS EXCITING NEW URANIUM DISCOVERY TO ITS

ATHABASCA PORTFOLIO WITH IEC CLOSING

Toronto, ON – June 9, 2014… Denison Mines Corp. (TSX:DML) (NYSE MKT:DNN) (“Denison” or the “Company”) is pleased to report the closing on June 6, 2014 of a previously announced transaction with International Enexco Ltd. (“IEC”), whereby Denison acquired all of the issued and outstanding common shares (“IEC Shares”) of IEC. As a result of the transaction, Denison has acquired IEC’s uranium exploration assets in the Eastern Athabasca Basin of Saskatchewan, consisting of a 30% interest in the Mann Lake property and an additional 20% interest in Denison’s Bachman Lake property.

Mann Lake is a joint venture with Cameco Corp. (52.5%) and AREVA Resources Canada (17.5%) and is the site of a new high grade, unconformity related uranium discovery announced in March of this year in the prolific McArthur River – Key Lake corridor. Cameco Corp. is the operator.

The Transaction

The acquisition of IEC was completed by way of plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”). As a result of the Arrangement, Denison acquired all of the issued and outstanding IEC Shares that it did not already own, while certain non-Canadian assets were spun out to a former subsidiary of IEC (“Spinco”).

Under the Arrangement, each IEC Share was exchanged for 0.26 of a Denison common share, one common share of Spinco, and one-half of a warrant to acquire an additional Spinco share at a price of $5.00 for six months. Any outstanding warrants and options of IEC were automatically exchanged for options and warrants of Denison and Spinco. All options and warrants of Denison have been adjusted by reference to the exchange ratio of 0.26. The Denison options issued in the exchange will expire in 90 days, and the Denison warrants issued in the exchange will expire in accordance with the expiry dates of the original IEC warrants.

Spinco now holds 100% of the Contact Copper Project and all other US mineral properties formerly owned by IEC. Former IEC shareholders now own approximately 2.1% of Denison.

Denison is advised that, in accordance with exchange requirements, trading of IEC Shares was halted at IEC’s request at the close of market on the TSX Venture Exchange on June 6, 2014 and are expected to remain halted until IEC is delisted on June 10, 2014. Any IEC Shares traded prior to the trading halt that have not yet settled represent only an entitlement to receive the consideration under the Arrangement, as described above. IEC will apply to cease to be a reporting issuer under the securities laws of British Columbia and Alberta as soon as possible.

IEC shareholders who have not yet done so are encouraged to tender any remaining IEC shares by contacting Computershare Investor Services Inc. toll free at 1-800-564-6253 or by email at corporateactions@computershare.com.

Mann Lake

The Mann Lake property is located in the Athabasca Basin, approximately 25 kilometres southwest of the McArthur River mine, and is on trend between McArthur River and Denison’s 60% owned Wheeler River property (see the attached map). Mann Lake is considered to be highly prospective for unconformity related uranium deposits due to its location, geology, alteration, geochemistry and mineralization.

In March of this year, drill hole MN-060 targeted the extension of weak mineralization encountered 300 metres along strike to the north in drill hole MN-047. IEC reported that MN-060 intersected high grade uranium mineralization consisting of 2.31% eU3O8 over 5.1 metres at the sub-Athabasca unconformity. This was followed by drill hole MN-065, which intersected 3.73% eU3O8 over 1.2 metres half-way between MN-060 and MN-047. IEC has reported that known mineralization now extends 300 metres and is open along strike in both directions.

Bachman Lake

The Bachman Lake property is also located in the Eastern Athabasca Basin and continues to be a high priority exploration project for Denison due to the presence of strong conductors, graphitic basement and sandstone alteration. Drilling is scheduled to continue on the Bachman Lake property this summer.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Namibia, and Mongolia. Including the high grade Phoenix deposits, located on its 60% owned Wheeler project, Denison’s exploration project portfolio includes 42 projects and totals approximately 483,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J-Zone deposit on the Waterbury property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its DES division and is the manager of Uranium Participation Corporation, a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison’s mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licenses under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 14, 2014 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.